Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, March 30, 2026

Sirs

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Present. -

Dear Sirs:

Pursuant to the provisions of the Regulation on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby report as a Material Event that, at the meeting of the Board of Directors held today, the Company approved its adherence to the Holcim Group Code of Ethics.

The English version of the Holcim Group Code of Ethics is available at:

https://www.holcim.com/sites/holcim/files/docs/english_holcim_coe_01-26_final-1.pdf

With nothing further to add, we remain yours truly.

Sincerely,

Diego Roda Lynch

Stock Market Representative

CEMENTOS PACASMAYO S.A.A.